FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on October 2, 2006 announcing  that the Company is Considering Registered Public Offering.

                                                                       Exhibit 1

Euroseas Ltd. Considering Registered Public Offering

Maroussi, Athens, Greece – October 2, 2006 – Euroseas Ltd., (OTCBB: ESEAF.OB) an owner and operator of dry bulk carriers, containership and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, stated today that it is considering the feasibility of a registered public offering of its common stock.  The purposes of the offering would be to raise funds for future acquisitions, one of which is currently under consideration, and to broaden the Company’s stockholder base. The Company’s decision to proceed with any offering will depend upon satisfactory market conditions and other considerations.

This press release is neither an offer to sell nor the solicitation of an offer to buy any securities of Euroseas Ltd. No registration statement relating to any new issue of securities has been filed with, or declared effective by, the US Securities and Exchange Commission.  Any offering will be made only by a prospectus to be included in a registration statement filed with the US Securities and Exchange Commission.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  October 2 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President